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                                                                     Exhibit 4.6

                                                                     [LOGO]
                                   AROC INC.
                       4200 East Shelly Drive, Suite 1000
                             Tulsa, Oklahoma 74135

                                  May 14, 2001


Dear Stockholders:

     We are offering to purchase any and all of the outstanding shares of our common stock (the "Shares") from existing stockholders for a purchase price of $0.06 per share, net to the seller in cash (the "Offer"). THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. Although the offer is being made to all holders of the shares, MPAC Energy, LLC, our largest stockholder, has advised us that it does not intend to tender any Shares pursuant to this Offer.

     The Board of Directors has not determined whether AROC will continue as a public company. MPAC has advised us that, if the Offer is consummated, they will consider a second-step transaction in which the remaining public stockholders would receive cash for their shares. As a result, MPAC would own 100% of AROC and we would no longer be publicly owned. The consideration received in any second-step transaction could be higher, the same or lower than the purchase price in the Offer, although in all likelihood the consideration will be less than the purchase price in the Offer.

     If a second-step transaction does not occur, it is nevertheless likely that the Shares will no longer be quoted on the Pink Sheets Electronic Quotation Service, and that AROC will no longer file reports with the SEC. Under these circumstances, we would become a private company with all remaining stockholders, other than MPAC, holding a minority equity position.

     THE PUBLIC MARKET FOR THE SHARES IS VIRTUALLY NONEXISTENT AND WE BELIEVE IT WILL CONTINUE TO BE CHARACTERIZED BY LOW PRICES AND LOW TRADING VOLUMES. THIS OFFER PROVIDES THE STOCKHOLDERS WITH AN OPPORTUNITY TO SELL THEIR SHARES AT A PRICE HIGHER THAN THOSE RECENTLY AVAILABLE IN THE PUBLIC MARKET.

     The Offer is explained in detailed in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Prior to the date of this letter, the sales price per share for AROC's common stock, as reported on May 2, 2001 on the Pink Sheets Electronic Quotation Service was $0.025. Any stockholder tendering shares directly to the Depositary will receive the net purchase price in cash and will not generally incur the usual transaction costs associated with open-market sales.

     A special committee of the board of directors of AROC (the "Special Committee"), consisting of the independent director of the board, has determined that a price of $0.06 per share is fair from a financial point of view to unaffiliated stockholders. The Special Committee received a fairness opinion from its financial advisor, Randall & Dewey, Inc., that a price of $0.06 per share was fair to the unaffiliated stockholders from a financial point of view. The Special Committee recommends that the unaffiliated stockholders accept the Offer and tender their shares pursuant to the Offer.

     The Offer will expire at midnight, New York City time, on June 12, 2001, unless extended by AROC. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call Registrar and Transfer Company at (800) 368-5948.

                                    Sincerely,



                                    John A. Keenan
                                    Chairman, President and Chief
                                    Executive Officer